FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on June 16, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 18, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Executive Officer

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: June 16, 2004
URL: http://www.komatsu.com/

Dissolution and Liquidation of a Subsidiary

Komatsu Ltd. will hereby notify that it has decided to dissolve Komatsu Artec Ltd., its consolidated subsidiary.

Note

1.	Outline of Komatsu Artec Ltd.

Date of Founding	September 1, 1983
Location	5, Jikata, Yokaichi-machi, Komatsu-shi, Ishikawa, Japan
President	Yasuo Suzuki
Capitalization	¥90 million (As of March 31, 2004)
Main Business	Installation, inspection, repair of metal working machinery
Number of Employees	99 (As of May 31, 2004)
Ownership	Komatsu 100%

Recent Performances and Finances	(in millions of yen)

	FY2002 ended March 31, 2002	FY2003 ended March 31, 2003	FY2004 ended March 31, 2004
Net Sales	4,656	4,264	4,815
Operating Profit	250	349	443
Ordinary Profit	317	358	434
Net Income	179	210	255
Total Assets	3,524	3,169	3,628
Shareholders’ Equity	1,419	1,529	1,671

2.	Background of Dissolution

To improve the efficiency of the group-wide business activities, Komatsu Ltd. has decided to dissolve Komatsu Artec Ltd., its wholly-owned subsidiary, which delivers overlapping services with the Company.

3.	Schedule

Dissolution and liquidator of the aforesaid subsidiary will be resolved at its extra general meeting of shareholders on September 30, 2004.

Liquidation will be completed in March 2005.

4.	Effect on Komatsu’s Business Results

Minor impact of the liquidation is expected on the Company’s business results for the fiscal year ending March 31, 2005.

(end)